Exhibit 99.2

Central GoldTrust

Management’s Discussion and Analysis

March 31, 2009

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust”) are prepared and reported in United States dollars in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18 and with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 through 8 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose trust established by Declaration of Trust on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the three months ended March 31, 2009.

Results of Operations – Changes in Net Assets

Net assets increased by $46,291,158 or 33.4%, during the three month period to a total of $184,888,671.  The increase in net assets was attributable to the increased market price of gold during the period and the net proceeds of $36,147,684 from the public offering completed on January 14, 2009. (See Note 5)

Results of Operations – Net Income

GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, GoldTrust seeks only to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust.  GoldTrust’s actual revenues are a nominal percentage of its net assets.   However, CICA Accounting Guideline 18 requires GoldTrust to record unrealized appreciation (depreciation) of holdings in income.

Net income for the three months ended March 31, 2009 was $10,143,474 ($1.94 per unit) compared to $14,149,868 ($3.41 per unit) for the same period in 2008, after deducting expenses of $261,090 (2008: $242,119).  Expenses increased for the period, primarily due to higher administration fees resulting from the increase in net assets

Virtually all of the net income for the three month period is represented by the unrealized appreciation of holdings, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.
The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.14% for the three months ended March 31, 2009 compared to 0.16% for the same period in 2008.  For the twelve months ended March 31, 2009, this expense ratio remained unchanged at 0.60% when compared to the twelve months ended March 31, 2008.

Summary of Quarterly Financial Information

	Quarter ended (in U.S. $)
	Mar. 31/09	Dec. 31/08	Sept. 30/08	June 30/08
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$10,404,564	(3,107,269)	$(7,173,384)	(482,311)
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$10,143,474	(3,300,147)	$(7,362,696)	(736,716)
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$1.94	(0.77)	$(1.72)	(0.17)
	Mar. 31/08	Dec. 31/07	Sept. 30/07	June 30/07
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$14,391,987	13,845,299	$13,734,491	(1,696,895)
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$14,149,868	13,680,430	$13,582,157	(1,846,639)
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$3.41	3.42	$3.40	(0.46)

Liquidity and Capital Resources

All of GoldTrust’s assets are liquid.  GoldTrust holds small cash reserves that generate some interest income primarily to be applied to pay expenses.  For the three months ended March 31, 2009, GoldTrust’s cash reserves, including cash equivalents, increased by $782,990 to a total of $3,868,510.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital gains or losses.

Related party information

Please refer to Note 6 on page 6 of this interim report.

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s units in Canadian dollars.

The Trustees will consider from time to time the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

GoldTrust is advised that U.S. Investors investing in GoldTrust Units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in GoldTrust units.

This Report, dated April 23, 2009, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.